EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31,
	CIT				Predecessor CIT
	2011		2010		2009	2008	2007
Earnings:
Net income (loss) available (attributable) to common shareholders	$26.7		$523.8		$(3.8)	$(2,864.2)	$(111.0)
Net loss from discontinued operation	–		–		–	2,166.4	873.0
(Benefit) provision for income taxes – continuing operations	158.5		250.9		(133.2)	(444.4)	300.9
Earnings (loss) from continuing operations, before provision (benefit) for income taxes	185.2		774.7		(137.0)	(1,142.2)	1,062.9
Fixed Charges:
Interest and debt expenses on indebtedness	2,794.6		3,080.0		2,664.9	3,139.1	3,411.9
Minority interest in subsidiary trust holding solely debentures of the company, before tax	–		–		–	–	5.1
Interest factor: one-third of rentals on real and personal properties	9.3		23.1		17.6	18.9	18.5
Total Fixed Charges:	2,803.9		3,103.1		2,682.5	3,158.0	3,435.5
Total earnings before provision for income taxes and fixed charges	$2,989.1		$3,877.8		$2,545.5	$2,015.8	$4,498.4
Ratios of earnings to fixed charges	1.07	x	1.25	x	(1)	(1)	1.31	x

(1)	Earnings were insufficient to cover fixed charges by $135.9 million and $1,142.2 million for the years ended December 31, 2009 and December 31, 2008.